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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO._____)*


                                   PAULA Financial
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                                   (Name of Issuer)


                             Common Stock, $.01 Par Value
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                            (Title of Class of Securities)


                                     703588 10 3
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                                    (CUSIP Number)


Jeffrey A. Snider, 300 N. Lake Ave., Suite 300, Pasadena, CA 91101 (626)304-1202
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            (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                   October 23, 1997
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                (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) person has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
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 CUSIP    703588 10 3                           Page    2   of   4       Pages
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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Jeffrey Alan Snider

       ###-##-####
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) / /


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  3    SEC USE ONLY



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  4    SOURCE OF FUNDS*

       PF

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)      / /

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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                        7    SOLE VOTING POWER

      NUMBER OF              336,426
                     -----------------------------------------------------------
       SHARES           8    SHARED VOTING POWER

     BENEFICIALLY            0
                     -----------------------------------------------------------
        EACH            9    SOLE DISPOSITIVE POWER

     REPORTING               336,426
                     -----------------------------------------------------------
       PERSON           10   SHARED DISPOSITIVE POWER

        WITH                 0
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       336,426
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.1%
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 14    TYPE OF REPORTING PERSON

       IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7          2 of
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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-------------------------------              -------------------------------
CUSIP No.      703588 10 3                   Page      3    of   4    Pages
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ITEM 1.  Security and Issuer.

This Statement relates to the common stock, $.01 par value ("Security") of PAULA Financial, a Delaware corporation (the "Company"), whose executive offices are located at 300 N. Lake Avenue, Suite 300, Pasadena, CA 91101.

ITEM 2.  Identity and Background.

This Statement is filed by Jeffrey Alan Snider. Mr. Snider's address is 300 N. Lake Avenue, Suite 300, Pasadena, CA 91101.

Mr. Snider is Chief Executive Officer, President and Chairman of the Board of Directors of the Company.

Mr. Snider's business address is the address set forth above in this item.

Mr. Snider has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Mr. Snider is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Mr. Snider purchased those outstanding shares of the Security he holds with personal funds. Mr. Snider intends to purchase those shares of the Security currently represented by stock options at some future date using personal funds.

ITEM 4.  Purpose of Transaction.

Mr. Snider holds shares of the Security for investment as part of his personal investment portfolio. He has no current plans or proposals, in his role as a Security holder, which relate to or would result in:

a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;
d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e) Any material change in the present capitalization or dividend policy of the Company;
f)   Any other material change in the Company's business or corporate structure;
g) Changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

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CUSIP No.      703588 10 3                   Page      4    of   4    Pages
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h)   Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;
j)   Any action similar to any of those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

According to a report furnished by the Company's transfer agent, as of December 31, 1997, the number of shares of the Security outstanding as of that date was 6,321,167. As a result, the 336,426 shares of the Security beneficially owned by Mr. Snider comprise approximately 5.1% of the Securities outstanding. Of the 336,426 shares of the Securities beneficially owned by Mr. Snider:

(i)   60,000 are held by the Jeffrey A. Snider Rollover IRA;
(ii)  400 are held by Mr. Snider's minor children living in his household;
(iii) 1,026 are held by the PAULA Financial and Subsidiaries Employee Stock Ownership Plan Trust for the benefit of Mr. Snider; and
(iv) 275,000 are represented by options to purchase such shares which are currently vested or which vest within 60 days of the date of this Statement.

Mr. Snider has not effected a transaction involving the Security within the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7.  Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                           January  16, 1998
                                        ------------------------
                                                 (Date)



                                        /s/ Jeffrey Alan Snider
                                        ------------------------
                                               (Signature)

                                            Jeffrey Alan Snider
                                        ------------------------
                                                 (Name)